UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 9770 / May 12, 2015

ADMINISTRATIVE PROCEEDING
File No. 3-16534

In the Matter of **THE REGISTRATION STATEMENT OF PURPLEREAL.COM CORP.** **Respondent.**	**ORDER INSTITUTING ADMINISTRATIVE PROCEEDINGS, MAKING FINDINGS, AND ISSUING STOP ORDER**

I.

A.   On March 4, 2014, Respondent filed a Form S-1 registration statement seeking to register a secondary offering by the minority shareholders who purportedly purchased their shares in January 2014 under the exemption provided by Section 4(a)(2) of the Securities Act of 1933 ("Securities Act"). The registration statement was amended on April 9, 2014, May 16, 2014, June 16, 2014, June 25, 2014 and July 1, 2014, and became effective on July 7, 2014. On July 21, 2014, Respondent filed a post-effective amendment to the registration statement which is pending.

B.   The Securities and Exchange Commission (the "Commission") deems it appropriate and in the public interest that administrative proceedings be, and hereby are, instituted pursuant to Section 8(d) of the Securities Act to determine whether a stop order should issue suspending the effectiveness of Respondent's registration statement.

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this

Order Instituting Administrative Proceedings, Making Findings, and Issuing Stop Order (the "Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

1. Respondent is a Florida corporation headquartered in Sarasota, Florida.

2. On March 4, 2014, Respondent filed a Form S-1 registration statement seeking to register a secondary offering by the minority shareholders who purportedly purchased their shares in January 2014 under the exemption provided by Section 4(a)(2) of the Securities Act. The registration statement was amended on April 9, 2014, May 16, 2014, June 16, 2014, June 25, 2014 and July 1, 2014, and became effective on July 7, 2014 (together, the "Registration Statement"). On July 21, 2014, Respondent filed a post-effective amendment to the Registration Statement which is pending.

3. The Registration Statement includes untrue statements of material facts and omits to state material facts necessary to make the statements contained therein not misleading, for example:

     a. The Registration Statement states that "[t]wenty-nine individual security holders invested $300 each for the purchase of their shares. . . . Each of the selling security holders . . . paid $300 for their shares" and "acquired their shares under the exemption provided by § 4(2) [sic] of the Securities Act of 1933." These disclosures are untrue and misleading because all shares were purportedly gifted to the selling security holders by an undisclosed control person.

     b. The Registration Statement states that "[t]he selling security holders are offering a maximum of 840,000 shares of common stock." These disclosures are untrue and misleading because many of the selling security holders have never discussed selling their shares or had knowledge of the offering.

     c. The Registration Statement states that "there are no transactions involving any Director, Executive Officer, or any security holder who is a beneficial owner or any member of the immediate family of the Officers and Directors except for our President who paid for our incorporation and website costs." These disclosures are untrue and misleading because a corporation controlled by one of Respondent's officers and one of Respondent's security holders fully capitalized Respondent and purportedly gifted all shares to the selling security holders.

     d. The Registration Statement states that Respondent's business plan is "to import and sell silk products and costume jewelry from Hong Kong and the People's Republic of China," and that Respondent is "not a 'blank check' company as defined under Rule 419 of the Securities Act of 1933, as amended. Our business plan does not include a merger with, or acquisition of an unidentified company, entity or person." These disclosures are untrue and misleading because Respondent is an undisclosed "blank check company" as defined in Rule 419 under the Securities Act.

        e.   The Registration Statement states that Respondent's officers "are instrumental in setting our strategic direction, operating our business, identifying expansion opportunities and arranging any necessary financing," and "developed the business model for [Respondent] capitalizing on their expertise and experience from their prior business experience." These disclosures are untrue and misleading because Respondent's officers have not taken any actions with respect to strategic directions or expansion opportunities for Respondent, and have no business experience relevant to Respondent's purported business plan.

        f.   The Registration Statement states that Respondent is "currently seeking manufacturers from Hong Kong and the People's Republic of China that have distribution outlets in the U.S.," and is "currently in discussion with wholesalers for products to sell . . . that we have contacted." These disclosures are untrue and misleading because Respondent has never sought any manufacturers from Hong Kong or China, and has had no discussions or contact with any wholesaler.

        g.   The Registration Statement states that Respondent's officers work "approximately twenty-five to thirty (25-30) hours a week on an unpaid basis," have made trips to China and Hong Kong to research and develop relationships with manufacturers, and have spent in excess of two months on research and development. These disclosures are untrue and misleading because Respondent's officers have spent fewer than five (5) hours per week related to Respondent, have made no trips to China and Hong Kong for such purpose, have not developed any relationships with manufacturers from Hong Kong or China, and have collectively performed approximately 40 hours of research and development related to Respondent's purported business plan.

        h.   The Registration Statement states that "[m]anagement estimates that it will need approximately $6,000 over the next twelve months to fund all of the Company's current product development and marketing projects." These disclosures are untrue and misleading because Respondent's management has made no cost estimates related to any product development or marketing projects.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to issue a stop order suspending the effectiveness of the Registration Statement, as agreed to in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 8(d) of the Securities Act, that the effectiveness of the Registration Statement filed by Respondent be, and hereby is, suspended.

This Order shall be served on Respondent by certified mail forthwith.

By the Commission.

Brent J. Fields
Secretary